Exhibit 10.13

Tirtha Chakraboty

Dear Tirtha,

On behalf of Vor Biopharma Inc. (“VOR” or the “Company”), we are thrilled to offer you the following:

1.

You will be employed to serve on a full-time basis as a Vice President-Research commencing on September 23, 2019. As the Vice President- Research, you will be responsible for undertaking such duties and responsibilities inherent in the position or otherwise assigned by the Company. You will be reporting to the CEO, Robert Ang.

2.

Your base salary will be at the annualized rate of $285,000.00, less all applicable taxes and withholdings, to be paid in accordance with VOR’s regular payroll practices (currently bi-monthly pay periods) and prorated for any partial period of service.

3.

You will be eligible to receive an annual performance bonus beginning for calendar year 2019. The Company will initially target the bonus at 30% of your annual salary rate. The actual bonus percentage is discretionary and will be subject to the Company’s assessment of your performance, as well as business conditions at the Company. Any bonus may be prorated to reflect a partial calendar year of your service and will be subject to approval by and adjustment at the discretion of the Company’s Board of Directors and the terms of any applicable bonus plan. Annual performance bonuses, if any, are typically paid between January 1st and March 15th of the calendar year following the calendar year for which they were earned and are subject in all events to continued employment through the payment date. The Company expects to review your job performance on an annual basis and will discuss with you the criteria which the Company will use to assess your performance for bonus purposes.

4.

Subject to the approval of the Board, you will be granted an option to purchase 628,952 shares of the Company’s common stock, which is intended to represent approximately 0.6% of the capitalization of the Company on the date hereof, on an as-converted, fully- diluted basis. In addition, subject to the approval of the Board and your continued employment through the grant date, following the milestone closing (as defined in that certain Series A-2 Preferred Stock Purchase Agreement by and among the Company and the other parties thereto dated as of February 12, 2019, as the same may be amended and/or restated), you will be granted an additional option to purchase 331,982 shares of the Company’s common stock, which, together with the initial option, is intended to represent approximately 0.6% of the capitalization of the Company, on an as-converted, fully-diluted basis, following the milestone closing. The options will be granted pursuant to the Company’s 2015 Stock Incentive Plan or a successor equity plan and will be subject to the terms of the Plan and the applicable stock option agreements, which you will be required to sign. Each Option shall vest as to 25% of the shares subject to the Option on the first anniversary of the Start Date and as to the remaining 75% of the shares subject to the Option in thirty-six (36) equal installments monthly thereafter, subject to your continued service on each applicable vesting date. The exercise price per share of each Option will be equal to the fair market value per share of the Company’s common stock on the date the Option is granted, as determined by the Board. Each Option shall be intended to qualify as an “incentive stock option” as defined in Section 422 of the Internal Revenue Code of 1986, as amended, to the maximum extent permitted by law.

5.

You will receive a one-time sign-on bonus of $30,000.00, which will be grossed up for taxes. This will be paid in the first payroll in January 2020. Should you decide to leave Vor Biopharma within the first year of your employment, you will be expected to repay the bonus back, in full. All payments are subject to legally required tax withholdings.

6.	While you are employed by VOR, you will be entitled to participate in such employee benefit plans that may from time to time be maintained for employees of VOR, subject to their terms and conditions.

7.

You will be entitled to paid vacation per calendar year in accordance with the Company’s paid time off policies as in effect from time to time, to be taken at such times as may be approved in advance by VOR.

a.	You agree to abide by the rules, regulations, instructions, personnel practices and policies of VOR and any changes therein which may be adopted from time to time.

8.

All payments hereunder will be subject to any required withholding of federal, state and local taxes pursuant to any applicable law or regulation, and the Company and its affiliates shall be entitled to withhold any and all such taxes from amounts payable hereunder.

9.	As a condition of employment, you will be required to execute the Employee Proprietary Information and Inventions Assignment Agreement attached hereto as Exhibit A.

10.

You represent that you are not bound by any employment contract, restrictive covenant or other restriction preventing you from entering into employment with VOR or carrying out your responsibilities at VOR, or which is in any way inconsistent with any of the terms of this offer letter.

11.

Your employment is conditioned on providing, and you agree to provide to VOR, within three (3) days of your date of hire, documentation proving your eligibility to work in the United States, as required by the Immigration Reform and Control Act of 1986. You may need a work visa in order to be eligible to work in the United States. If that is the case, your employment with VOR will be conditioned upon your obtaining a work visa in a timely manner as determined by VOR.

12.

Your employment by VOR shall be “at will.” This means that both VOR and you remain free to end the employment relationship for any reason, at any time, with or without cause or notice. This letter is not to be construed as an agreement, either express or implied, to employ you for any guaranteed period of time, and shall in no way alter VOR’s policy of employment at-will. Similarly, nothing in this letter shall be construed as an agreement, either express or implied, to pay you any compensation or grant you any benefit beyond the end of your employment with VOR.

13.

The terms of this letter shall be governed by and construed in accordance with the laws of the Commonwealth of Massachusetts (without reference to conflict of laws principles that would result in the application of the laws of another state). Any action, suit or other legal proceeding arising under or relating to any provision of this letter shall be commenced only in a state or federal court located in Massachusetts, and you consent to the jurisdiction of such a court. This letter supersedes all prior understandings, whether written or oral, relating to the terms of your employment.

14.

This offer is contingent upon satisfactory completion of our employment process, including a standard credit and criminal background check. The necessary authorization form for this process will be sent to you under separate cover, with instructions.

If you find the terms of this offer acceptable, please sign and return a copy of this letter, as well as the Employee Proprietary Information and Inventions Assignment Agreement attached hereto as Exhibit A.

I am excited to have you join the VOR team, and I very much look forward to working together to build VOR into a world-class biotechnology company.

Sincerely,

VOR Biopharma Inc.

By:	/s/ Andrea Armstrong
Name:	Andrea Armstrong
Title:	Interim Chief People Officer

The foregoing correctly sets forth the terms of my at-will employment with the Company. I am not relying on any representations other than those set forth above.

/s/ Tirtha Chakraboty	08/28/2019
Name	Date

EXHIBIT A

Employee Proprietary Information and Inventions Assignment Agreement

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